Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Mirant cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and Mirant does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will deliver the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Below is a copy of the presentation that was given at Mirant Corporation’s 2010 Annual Meeting of Stockholders, which was held on May 6, 2010.

Dickerson Generating Station Mirant Corporation Annual Meeting May 6, 2010

Forward-Looking Statements
This presentation may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. In some cases, one can identify forward-looking statements by terminology such as “will,” “expect,” “plan,” “lead,” “project” or the negative of these terms or other comparable terminology.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Mirant’s historical experience and our present expectations or projections. These risks include, but are not limited to: (i) legislative and regulatory initiatives relating to the electric utility industry; (ii) changes in, or changes in the application of, environmental or other laws; (iii) failure of our assets to perform as expected, including due to outages for unscheduled maintenance or repair; (iv) changes in market conditions or the entry of additional competition in our markets; (v) the expected timing and likelihood of completion of the proposed merger with RRI Energy, including the timing, receipt and terms and conditions of required stockholder, governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the ability of the parties to arrange debt financing in an amount sufficient to fund the refinancing contemplated in, and on terms consistent with, the Merger Agreement; the diversion of management’s time and attention from our ongoing business during the time we are seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; and (vi) those factors contained in our periodic reports filed with the SEC, including in our Annual Report on Form 10-K for the year ended December 31, 2009. The forward-looking information in this document is given as of this date only, and Mirant assumes no duty to update this information.
Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a
Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy.
RRI Energy and Mirant will mail the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website
(www.sec.gov).
You may also obtain these documents, free of charge, from RRI Energy’s website
(www.rrienergy.com)
under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website
(www.mirant.com)
under the tab “Investor Relations” and then under the heading “SEC Filings.”
Safe Harbor Statement

Participants in The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.
.
Reconciliation to GAAP Financial Information
The following presentation includes certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934. A schedule is attached hereto and is posted on the Company’s website at mirant.com (in the Investor Relations - Presentations section) that reconciles the non-GAAP financial measures included in the following presentation to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles.
Safe Harbor Statement

Dickerson Generating Station Introduction

Mirant Corporation Board of Directors
Operational Performance - Cash Generation - Prudent Growth
Edward R. Muller, Chairman
Thomas W. Cason
A.D. (Pete) Correll
Terry G. Dallas
Thomas H. Johnson
John T. Miller
Robert C. Murray
John M. Quain
William L. Thacker

Dickerson Generating Station Business Overview

2009 Highlights
Hedging strategy mitigated the effects of relatively low
commodity prices
Generating facilities achieved 89% commercial availability
Incurred zero lost time accidents at our facilities
Completed installation of four scrubbers to control emissions of sulfur dioxide at our Maryland coal-fired facilities
Entered a ten-year power purchase agreement with PG&E for
new 760 MW Marsh Landing Generating Station
Operational Performance - Cash Generation - Prudent Growth

Financial Highlights
($millions)
Operational Performance - Cash Generation - Prudent Growth
Adjusted EBITDA 890 782
2009 2008
Change in Adjusted EBITDA principally attributable to
Higher realized value of hedges
Higher realized results from proprietary trading and
fuel oil management activities
-
Lower energy gross margins from generation

MIRANT

100%
95%
90%
85%
80%
84%
87%
89%
2007
2008
2009

1.45
1.01
1.15
0.50
0.34
0
3.35
2.34
2.21
1.24
1.01
1.08
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
2004 2005 2006 2007 2008 2009
2009 Operations Highlights
Operational Performance - Cash Generation - Prudent Growth
Mirant’s safety incident rates are Top Quartile against EEI’s benchmark data
Commercial Availability, the percent of maximum achievable energy gross margin that was realized in the period, has improved significantly
Safety Incident Rates
Commercial Availability
Lost Time Incident Rate
Lost Time EEI Top Quartile Benchmark
Recordable Incident Rate
Recordable EEI Top Quartile Benchmark

Maryland Healthy Air Act
Operational Performance - Cash Generation - Prudent Growth
All environmental controls were operational as of December 21, 2009
Control equipment allows our facilities to comply with all of the requirements of the Maryland Healthy Air Act

California Update
Executed PPA with PG&E for 760 MW natural gas-fired
Marsh Landing Generating Station at Contra Costa site
Ten-year PPA for entire output of the peaking facility,
subject to CPUC approval
Construction to begin in late 2010 to be completed by
mid-2013
Existing PPA on Contra Costa units 6 & 7 extended
through April 2013, subject to CPUC approval
At end of extension, subject to regulatory approval, units
6 & 7 will be retired
Reached settlement with City of San Francisco to
shut down Potrero facility when CAISO no longer
needs units for reliability
Under reliability must-run contract through 2010
Expect to shutdown Potrero (362 MW) in 2010
Operational Performance - Cash Generation - Prudent Growth
Potrero Potrero
Contra
Costa
Pittsburg

Introducing GenOn Energy
Operational Performance - Cash Generation - Prudent Growth
On April 11, 2010, Mirant and RRI Energy announced that the
companies would merge to form GenOn Energy
Creation of GenOn Energy will deliver significant value to stockholders
Strategic rationale for the transaction
Significant near-term value creation driven by annual cost savings of $150 million to be fully realized starting in January 2012
Strengthened balance sheet and enhanced financial flexibility
Increased scale and geographic diversity across key regions
Well positioned to benefit from improvement in market
fundamentals
Merger is expected to close by the end of 2010

Transaction Terms
Company Name GenOn Energy
Consideration
Merger of equals
100% stock transaction
Exchange Ratio Mirant stockholders will receive 2.835 shares of RRI Energy in exchange for each share of Mirant
Ownership
Mirant stockholders will own approximately 54% of GenOn Energy
RRI Energy stockholders will own approximately 46% of GenOn Energy
Board of Directors
GenOn Energy Board to consist of 10 directors
5 Directors from Mirant/ 5 Directors from RRI Energy
Management
Edward R. Muller, Chairman & CEO
Mark M. Jacobs, President & COO
J. William Holden III, CFO
Identified executive leadership team reflects balanced representation from both companies
Headquarters Corporate headquarters in Houston, TX
Transaction Close Expected before the end of 2010
Operational Performance - Cash Generation - Prudent Growth

Dickerson Generating Station Q and A

Regulation G Reconciliation
Operational Performance - Cash Generation - Prudent Growth
(in millions except per share)
Per Share ¹
Per Share ¹
Net income 494 $        3.41 $          1,265 $     6.36 $
Income from discontinued operations -                -                    50             0.25
Income from continuing operations 494           3.41             1,215        6.11
Unrealized gains (47)           (0.32)            (786)         (3.95)
Bankruptcy charges and legal contingencies (62)           (0.43)            -                -
Severance and bonus plan for dispositions 13             0.09             14             0.07
Impairment charges 221           1.52             -                -
Lovett shut down costs 5                0.03             12             0.06
Lower of cost or market inventory adjustments, net (31)           (0.21)            54             0.27
Other 1                0.01             8                0.04
Adjusted income from continuing operations 594 $        4.10 $          517 $        2.60 $
Provision for income taxes 12             2
Interest expense, net 135           119
Depreciation and amortization 149           144
Adjusted EBITDA 890 $        782 $
1
Per share amounts for 2009 are based on diluted weighted average shares outstanding of 145 million. Per share amounts for 2008 are based on diluted weighted average shares outstanding of 199 million.
Net Income to Adjusted Income from Continuing Operations and Adjusted EBITDA
Year to Date Year to Date
December 31, 2009 December 31, 2008